Exhibit 99.1

ENVOY CAPITAL GROUP INC. ANNOUNCES
SECOND QUARTER RESULTS FOR FISCAL 2011

TORONTO, ON – May 13, 2011 – Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today released its financial results for the second quarter of fiscal 2011.

For the quarter ended March 31, 2011, Envoy incurred a net loss of ($6.4) million or ($0.80) per fully diluted share compared with a net income of $0.9 million or $0.11 per fully diluted share for the same quarter last year. Included in the results for the current quarter is approximately $6.1 million in one-time restructuring costs. The per-share calculations are based on fully diluted, weighted average shares outstanding of approximately 8.0 million for the current quarter and 8.4 million for the prior year.

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

About Envoy Capital Group Inc.

Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to

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Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Capital Group Inc.
Tel: (416) 593-1212

Or contact our investor relations department at: info@envoy.to

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

As at:	March 31	September 30
	2011	2010
Current assets	$10,952,983	$17,848,629
Long-term assets	1,483,891	1,720,924
	12,436,874	19,569,553

Current liabilities	1,191,363	2,630,749
Long-term liabilities	102,422	70,178
	1,293,785	2,700,927

Minority interest	-	7,242

Shareholders' equity	11,143,089	16,861,384

	$12,436,874	$19,569,553

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the six months ended:	March 31	March 31
	2011	2010

Net revenue from consumer and retail branding	$3,799,174	$3,640,965
Net investment gains	1,901,917	1,401,662
Interest and dividend income	14,154	12,488
	5,715,245	5,055,115

Operating expenses:
Salaries and benefits	3,918,357	3,901,327
General and administrative	831,006	1,231,028
Occupancy costs	441,724	480,037
	5,191,087	5,612,392

Depreciation	171,273	133,375

Interest expense and financing costs	16,785	19,711

Restructuring expense	6,061,413	2,414,948

	11,440,558	8,180,426

Loss before income taxes and minority interest	(5,725,313)	(3,125,311)

Income tax expense	-	-

Loss before minority interest	(5,725,313)	(3,125,311)

Minority interest	(7,018)	(1,714)

Net loss and comprehensive loss	(5,718,295)	(3,123,597)

Loss per share
Basic	$(0.71)	$(0.37)
Diluted	$(0.71)	$(0.37)

Weighted average number of common shares outstanding - basic	8,028,377	8,478,097
Weighted average number of common shares outstanding - diluted	8,028,377	8,478,097

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

Deficit, beginning of period	$(21,682,312)	$(17,539,820)

Net loss	(5,718,295)	(3,123,597)

Deficit, end of period	$(27,400,607)	$(20,663,417)

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	March 31	March 31
	2011	2010

Net revenue from consumer branding business	$2,033,880	$2,063,838
Net investment gains	339,519	1,479,870
Interest and dividend income	2,148	5,004
	2,375,547	3,548,712

Operating expenses:
Salaries and benefits	1,971,359	1,807,685
General and administrative	463,978	532,490
Occupancy costs	226,672	246,335

	2,662,009	2,586,510

Depreciation	86,995	66,114

Interest expense and financing costs	6,751	5,575

Restructuring expense	6,061,413	-

	8,817,168	2,658,199

Income (loss) before income taxes and minority interest	(6,441,621)	890,513

Income tax expense	-	-

Income (loss) before minority interest	(6,441,621)	890,513

Minority interest	(8,548)	2,044

Net income (loss) and comprehensive income (loss)	(6,433,073)	888,469

Earnings (loss) per share
Basic	$(0.80)	$0.11
Diluted	$(0.80)	$0.11

Weighted average number of common shares outstanding - basic	8,028,377	8,399,562
Weighted average number of common shares outstanding - diluted	8,028,377	8,399,562

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

Deficit, beginning of period	$(20,967,534)	$(21,551,886)

Net income (loss)	(6,433,073)	888,469

Deficit, end of period	$(27,400,607)	$(20,663,417)